

November 21, 2013

Via E-Mail
Punit Dhillon
President and Chief Executive Officer
OncoSec Medical Incorporated
9810 Summers Ridge Road, Suite 110
San Diego, California 92121

> **Re:** **OncoSec Medical Incorporated**
> **Annual Report on Form 10-K for Fiscal Year Ended July 31, 2013**
> **Filed September 27, 2013**
> **File No. 000-54318**

Dear Mr. Dhillon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1. With a view to improving future disclosure, please revise your disclosure to discuss significant development milestones, the material costs associated with achieving such milestones, and the sources of funds that you plan to utilize to cover such costs and expenses. Please provide us with your proposed disclosure.

2. We note the press release dated June 11, 2013, available on your website, regarding your Sponsored Research Agreement with Old Dominion University and the Frank Reidy Research Center for Bioelectrics. To the extent material, please discuss the way(s) in which the Sponsored Research Agreement impacts your plan of operations and any development goals or milestones that you may have. Please also briefly discuss the material terms of the Agreement, and file the Agreement as an exhibit to your next

current or periodic report, or tell us why you do not believe you are required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Liquidity and Capital Resources, page 28

Cash Flow, page 28

3. With a view to improving future disclosure, please revise your disclosure to describe your rate of negative cash flow per month, and any trends in this regard. In this regard, we note that your research and development expenses and your general and administrative expenses increased in the fiscal year ended July 31, 2013 as compared to the fiscal year ended July 31, 2012, and that your net loss increased to $7,150,187 in the fiscal year ended July 31, 2013, as compared to a net loss of $2,364,852 in the fiscal year ended July 31, 2012. Please provide us with your proposed disclosure. Please refer to Item 303(a)(1) of Regulation S-K and SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: Steven G. Rowles, Esq.